SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

On May 26, 2023, Woori Financial Group Inc. (“Woori Financial Group”) furnished on Form 6-K a Report of a Material Event to the Securities and Exchange Commission, which contained an English language summary of a Report of a Material Event originally filed by Woori Financial Group with the Korea Exchange on May 26, 2023, regarding its plans to engage in a small-scale stock exchange with Woori Investment Bank Co., Ltd. (“Woori Investment Bank”) (the “Original Report”).

On June 1, 2023, Woori Financial Group furnished on Form 6-K/A an Amended Report of a Material Event to the Securities and Exchange Commission, which contained an English language summary of an Amended Report of a Material Event that reflected certain amendments to the Original Report (the “Amended Report”).

This Report of Foreign Private Issuer on Form 6-K/A makes additional amendments to the Amended Report. On June 16, 2023, Woori Financial Group filed with the Korea Exchange a Second Amended Report of a Material Event that reflected the following amendments to the Amended Report (the “Second Amended Report”):

Item	Prior to amendment	As amended
Other matters necessary for an investor’s decision

•  The record date for filing a notice of objection to the stock exchange on the small-scale stock exchange procedures for shareholders of Woori Financial Group will be June 5, 2023. The record date for shareholders of Woori Investment Bank entitled to vote at the extraordinary shareholders’ meeting to approve the stock exchange will also be June 5, 2023.

•  The record date for filing a notice of objection to the stock exchange on the small-scale stock exchange procedures for shareholders of Woori Financial Group will be June 5, 2023. The record date for shareholders of Woori Investment Bank entitled to vote at the extraordinary shareholders’ meeting to approve the stock exchange will also be June 5, 2023.

As of the date of the Second Amended Report, the period for filing notice of objection to the stock exchange (June 5, 2023 to June 12, 2023) has passed and the number of shares held by shareholders of Woori Financial Group who filed a notice of objection to the stock exchange was not more than 20% of the total number of issued shares of Woori Financial Group. Accordingly, the stock exchange will proceed pursuant to the small-scale stock exchange procedures.

•  As the Transaction is an OTC transaction, taxes may be imposed on Woori Investment Bank shareholders for capital gains (total value of the shares less the acquisition value and transfer expenses). Exact taxes owed may differ depending on individual circumstances and applicable laws. Securities transaction tax of 0.35% of the total value of the shares will be imposed in connection with the Transaction.

•  As the Transaction is an OTC transaction, taxes may be imposed on Woori Investment Bank shareholders for capital gains (total value of the shares less the acquisition value and transfer expenses). Exact taxes owed may differ depending on individual circumstances and applicable laws. Securities transaction tax of 0.35% of the total value of the shares will be imposed in connection with the Transaction. However, the Transaction qualifies as an all-inclusive share transfer under Article 38 of the Act on Restriction of Special Taxation, and Woori Investment Bank shareholders may receive an exemption from securities transaction tax by submitting an application for exemption.

•  Shareholders who own more than an aggregate of 20% of the total number of issued shares of Woori Financial Group oppose the stock exchange plan in accordance with Article 360-10, Paragraph 5 of the Commercial Code or Article 62-2, Paragraph 2 of the Financial Holding Companies Act.

•  Shareholders who own more than an aggregate of 20% of the total number of issued shares of Woori Financial Group oppose the stock exchange plan in accordance with Article 360-10, Paragraph 5 of the Commercial Code or Article 62-2, Paragraph 2 of the Financial Holding Companies Act. However, as of the date of the Second Amended Report, the period for filing notice of objection to the stock exchange (June 5, 2023 to June 12, 2023) has passed and the number of shares held by shareholders of Woori Financial Group who filed a notice of objection to the stock exchange was not more than 20% of the total number of issued shares of Woori Financial Group.

An English language summary of the Second Amended Report, reflecting the above amendments, is attached below.

REPORT OF A MATERIAL EVENT

– RESOLUTION REGARDING STOCK EXCHANGE

Transaction type			Stock exchange

• Form of stock exchange			Small-scale

Counterparty for stock exchange	A. Name of company		Woori Investment Bank Co., Ltd. (“Woori Investment Bank”)
	B. Representative		Eung-Chul Kim
	C. Main business		Comprehensive financial services
	D. Relationship with the company		Subsidiary
	E. Total number of issued shares	Common shares	874,203,406
		Class shares	—
	F. Summary financial information as of March 31, 2023 (in Won)	Total assets	5,800,283,840,149
		Total liabilities	5,137,601,645,813
		Total equity	662,682,194,336
		Capital stock	437,101,703,000

Stock exchange ratio			Woori Financial Group Inc. (“Woori Financial Group”) : Woori Investment Bank = 1 : 0.0624346

Basis of calculation of stock exchange ratio

An exchange ratio was calculated based on the exchange prices of stock listed companies for each of Woori Financial Group and Woori Investment Bank determined in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act and Articles 176-5 and 176-6 of its Enforcement Decree.

The exchange prices were calculated as the arithmetic mean of (i) the weighted average of the closing share prices for the most recent one-month period, (ii) the weighted average of the closing share prices for the most recent one-week period and (iii) the closing share price as of the most recent date, based on the day before the earlier of (A) the date of the board of directors’ meeting of each company for approval for the stock exchange (May 26, 2023) and (B) the date of the execution of the comprehensive exchange agreement (June 1, 2023) – or May 25, 2023.

(1)   Exchange price of the parent company (Woori Financial Group)

•  Weighted average of the closing share prices for the most recent one-month period (April 26, 2023~May 25, 2023): Won 11,799

• Weighted average of the closing share prices for the most recent one-week period (May 19, 2023~May 25, 2023): Won 11,998

• Closing share price as of the most recent date (May 25, 2023): Won 11,880

• Arithmetic mean of (i), (ii) and (iii): Won 11,892

• Exchange price: Won 11,892

(2) Exchange price of Woori Investment Bank, which is becoming a wholly-owned subsidiary

• Weighted average of the closing share prices for the most recent one-month period (April 26, 2023~May 25, 2023): Won 748

• Weighted average of the closing share prices for the most recent one-week period (May 19, 2023~May 25, 2023): Won 740

• Closing share price as of the most recent date (May 25, 2023): Won 739

• Arithmetic mean of (i), (ii) and (iii): Won 742

• Exchange price: Won 742

(3) Calculation of stock exchange ratio

Based on the calculation of the exchange price, the exchange ratio of the stock exchange was calculated as Woori Financial Group : Woori Investment Bank = 1 : 0.0624346 and Woori Investment Bank shareholders (excluding Woori Financial Group) are to be allotted 0.0624346 shares of Woori Financial Group for each share of Woori Investment Bank. Woori Financial Group has no plans to distribute its treasury stock to such shareholders.

The total number of common shares to be newly issued by Woori Financial Group to the shareholders entitled to the stock exchange will be 22,541,465 shares.

In the event less than a whole number of shares are to be issued to a Woori Investment Bank shareholder as a result of allotment in accordance with the exchange ratio, such amount for the fractional share shall be calculated based on the closing share price (i.e., the closing share price on the KRX KOSPI Market) of the new shares of Woori Financial Group as of the date of their listing and distributed in cash to the relevant Woori Investment Bank shareholders within one month of the effective date of the stock exchange.

Matters relating to external appraisal	External appraisal	Not applicable

• Basis and reasons

The stock exchange was conducted between stock-listed companies with the exchange price and ratio determined in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act and Articles 176-5 and 176-6 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act. As such, the external appraisal of the appropriateness of the exchange price required by Article 176-6, Paragraph 3 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act does not apply.

	Name of external appraisal organization	—
	External appraisal period	—
	Opinion of the external appraisal organization	—

Purpose of the stock exchange		To enhance Woori Financial Group’s corporate value by enhancing management efficiency and creating business synergy and unity between Woori Investment Bank and Woori Financial Group through the integration of Woori Investment Bank as a wholly-owned subsidiary through the stock exchange

Stock exchange schedule	Date of stock exchange plan	June 1, 2023

	Record date	June 5, 2023

	Period for filing notice of objection to the stock exchange	Start date	June 5, 2023
		End date	June 12, 2023

	Date of approval of board of directors in lieu of shareholders’ meeting (expected)	July 21, 2023

	Effective date of stock exchange	August 8, 2023

	Delivery of new share certificates (expected)	August 28, 2023

	Listing of new shares (expected)	August 28, 2023
Name of parent company after the stock exchange		Woori Financial Group Inc.
Appraisal Rights		As the stock exchange plan is based on the small-scale stock exchange procedures of Article 360-10 of the Commercial Code, shareholders of Woori Financial Group will not be granted appraisal rights.
Date of resolution of the board of directors		May 26, 2023

• Attendance of outside directors	Attending	6
	Not attending	—
• Attendance of statutory auditors (audit committee members that are not outside directors)		—
Agreement for put options, etc.		No
Requirement for submission of securities registration statement		Applicable

Plan for Company Restructuring

•

As of the date of this Form 6-K, Woori Financial Group has a 58.7% share ownership of Woori Investment Bank. On June 1, 2023, Woori Financial Group entered into a comprehensive stock exchange agreement with Woori Investment Bank, by which Woori Investment Bank will become a wholly-owned subsidiary of Woori Financial Group.

•

Woori Financial Group plans to enhance management efficiency and company value by strengthening business synergy and unity between Woori Financial Group and its subsidiaries through this transaction. Woori Financial Group will continue to make efforts to strengthen the competitiveness of its subsidiaries through effective management, establish strategies to enhance company value and expand its non-banking business portfolio. Woori Financial Group will continue to keep its investors informed of any developments through timely disclosures made pursuant to applicable laws and regulations.

Other matters necessary for an investor’s decision

•

The stock exchange for Woori Financial Group is expected to be based on the small-scale stock exchange procedures of Article 360-10 of the Commercial Code. Accordingly, Woori Financial Group is expected to obtain the approval of its board of directors in lieu of holding a shareholders’ meeting for this stock exchange (the “Transaction”).

Woori Investment Bank, which does not meet the requirements for the simplified swap share procedures of Article 360-9 of the Commercial Code as of the date of this Form 6-K, will obtain approval for the stock exchange through an extraordinary shareholders’ meeting.

In addition, Woori Financial Group’s shares will be allocated pursuant to the stock exchange ratio set forth above for Woori Investment Bank’s existing treasury shares and other shares acquired from objecting shareholders exercising their stock appraisal rights.

•

The record date for filing a notice of objection to the stock exchange on the small-scale stock exchange procedures for shareholders of Woori Financial Group will be June 5, 2023. The record date for shareholders of Woori Investment Bank entitled to vote at the extraordinary shareholders’ meeting to approve the stock exchange will also be June 5, 2023.

As of the date of the Second Amended Report, the period for filing notice of objection to the stock exchange (June 5, 2023 to June 12, 2023) has passed and the number of shares held by shareholders of Woori Financial Group who filed a notice of objection to the stock exchange was not more than 20% of the total number of issued shares of Woori Financial Group. Accordingly, the stock exchange will proceed pursuant to the small-scale stock exchange procedures.

•

Woori Financial Group is expected to allot newly issued registered common stock to the shareholders of Woori Investment Bank (excluding Woori Financial Group) according to the stock exchange ratio set forth above. Woori Financial Group has no plans to distribute its treasury stock to such shareholders.

In the event less than a whole number of shares are to be issued to a Woori Investment Bank shareholder as a result of allotment in accordance with the exchange ratio, such amount for the fractional share shall be calculated based on the closing share price (i.e., the closing share price on the KRX KOSPI market) of the new shares of Woori Financial Group as of the date of their listing and distributed in cash to the relevant Woori Investment Bank shareholders within one month of the effective date of the stock exchange.

•

As the Transaction is an OTC transaction, taxes may be imposed on Woori Investment Bank shareholders for capital gains (total value of the shares less the acquisition value and transfer expenses). Exact taxes owed may differ depending on individual circumstances and applicable laws. Securities transaction tax of 0.35% of the total value of the shares will be imposed in connection with the Transaction. However, the Transaction qualifies as an all-inclusive share transfer under Article 38 of the Act on Restriction of Special Taxation, and Woori Investment Bank shareholders may receive an exemption from securities transaction tax by submitting an application for exemption.

•	Although Woori Investment Bank is a listed company as of the date of this Form 6-K, it is expected to be de-listed in accordance with the relevant laws and procedures.

•	If the Transaction is rejected by the board of Woori Financial Group or by the shareholders of Woori Investment Bank, the stock exchange agreement will automatically lose its effect.

•	If any of the following events occur, then the parties involved may terminate the stock exchange agreement through written consent:

•

Shareholders who own more than an aggregate of 20% of the total number of issued shares of Woori Financial Group oppose the stock exchange plan in accordance with Article 360-10, Paragraph 5 of the Commercial Code or Article 62-2, Paragraph 2 of the Financial Holding Companies Act. However, as of the date of the Second Amended Report, the period for filing notice of objection to the stock exchange (June 5, 2023 to June 12, 2023) has passed and the number of shares held by shareholders of Woori Financial Group who filed a notice of objection to the stock exchange was not more than 20% of the total number of issued shares of Woori Financial Group.

•	The occurrence of a natural disaster or other material change to the assets or operations of Woori Financial Group or Woori Investment Bank.

•

The occurrence of a cause for the stock exchange agreement not to be consummated, such as a violation of law that cannot be cured caused by the Transaction or a determination that the stock exchange ratio is unfair.

•

The matters and schedule set forth above are subject to change through consultation with or approval of the relevant regulatory authorities or consultation among the parties to the agreement, and the authority for such consultation is delegated to each party’s representative director.

•

The matters above and other matters necessary to the stock exchange but not agreed upon in the stock exchange agreement will be decided by the mutual consent of each party, in accordance with the relevant laws and the purpose of the agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: June 16, 2023	By: /s/ Kon-Ho Kim
(Signature)
Name: Kon-Ho Kim
Title: Managing Director